UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364                                     November 23, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc.


4. Address of principal executive office
(number,street,city,state,zip code):

8518 E. Orchard Road, Greenwood Village, Colorado 80111








November 23, 2009

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated November 23, 2009, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on June 30, 2009.
Maxim Lifetime 2015 Portfolio I
Maxim Lifetime 2015 Portfolio II
Maxim Lifetime 2015 Portfolio III
Maxim Lifetime 2025 Portfolio I
Maxim Lifetime 2025 Portfolio II
Maxim Lifetime 2025 Portfolio III
Maxim Lifetime 2035 Portfolio I
Maxim Lifetime 2035 Portfolio II
Maxim Lifetime 2035 Portfolio III
Maxim Lifetime 2045 Portfolio I
Maxim Lifetime 2045 Portfolio II
Maxim Lifetime 2045 Portfolio III
Maxim Lifetime 2055 Portfolio I
Maxim Lifetime 2055 Portfolio II
Maxim Lifetime 2055 Portfolio III


Very truly yours,




Michele M. Hansen
Partner




fafa
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Maxim
Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim
Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III,
Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II,
Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I,
Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio
III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio
II, and Maxim Lifetime 2055 Portfolio III (each a "Portfolio", collectively the "Portfolios") of the Maxim Series Fund, Inc. (the
"Fund") complied with the requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment Company Act of 1940 as of June
30, 2009.  Management is responsible for each Portfolio's
compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2009, and with respect to agreement of security purchases and sales, for the period from
May 1, 2009 (inception) through June 30, 2009:
1.	Confirmation of all securities held by the Depository Trust Company in book entry form;
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Bank of New York (the "Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and
4.	Agreement of fifteen security purchases and fifteen security sales or maturities since May 1, 2009 (inception) from the books and records of each of the Portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30,
2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


November 23, 2009






MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Maxim Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II, Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio II, and Maxim Lifetime 2055 Portfolio III (each a "Portfolio", collectively the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolio's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 30, 2009 and for the period from May 1, 2009 (inception) through June 30, 2009.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2009, and for the period from May 1, 2009 (inception) through June 30, 2009, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President

______________________________
Mary Maiers
Treasurer

November 23, 2009